UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Eco Building International Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:   333-160476

Nevada	80-0329825
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 106, Tern Centre Tower II, 251 Queen’s Road Central, Hong Kong People’s Republic of China (Address of principal executive offices)

(86)-138-2882-4414
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 21, 2010

Eco Building International, Inc.
Unit 106, Tern Centre
Tower II, 251 Queen’s Road
Central, Hong Kong
People’s Republic of China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ECO BUILDING INTERNATIONAL, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Eco Building,”  “we,” “us,” and “our” include Eco Building International, Inc.  and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, City Zone Holdings Limited, a company organized under the laws of the British Virgin Islands (“City Zone”), and City Zone’s wholly-owned operating subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is May 21, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2010 and is being mailed to our stockholders of record as of May 21, 2010 (the “Record Date”). The mailing date of this Information Statement will be on or about May 21, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Mr. Christopher Kidney, who served as our sole executive officer and director, resigned from all his executive officer positions, and after appointing Mr. Jianming Hao to serve as Chairman of the Board and Mr. Wenjun Tian as the Executive Director, Mr. Kidney tendered his resignation as a director, effective on the Effective Date. The Board then appointed Mr. Hao to serve as our Chief Executive Officer, effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, requires the mailing of the information set forth in this Information Statement to our stockholders at least ten (10) days prior to the date on which a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF ECO BUILDING
SHARE EXCHANGE TRANSACTION WITH CITY ZONE

On April 27, 2010 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), by and among Eco Building International, Inc. a Nevada corporation (“Eco Building”), City Zone Holdings Limited, a British Virgin Islands company (“City Zone”), and the shareholders of City Zone identified on Exhibit A hereto (the “City Zone Shareholders”). Pursuant to the Exchange Agreement, the City Zone Shareholders transferred to us all of their issued and outstanding ordinary shares of City Zone (the “City Zone Shares”) in exchange for the issuance of 8,736,932 shares of our common stock, par value $0.001 per share (the “Share Exchange”). As a result of the Share Exchange, we are now the holding company of Jinzhong Deyu Agriculture Trading Co. Limited (“Deyu Agriculture”), Jinzhong Yongcheng Agriculture Trading Co. Limited (“Yongcheng”), and Jinzhong Yuliang Agriculture Trading Co. Limited (“Yuliang”), all of which are operating subsidiaries of City Zone organized in the People’s Republic of China (“China” or, the “PRC”) and engaged in procuring, processing, marketing and distributing various grain and corn products.

At the closing of the Share Exchange transaction, 3,666,932 shares of our common stock, par value $0.001, were cancelled.

General Business Summary of Eco Building

Operating through our wholly-owned subsidiaries, Deyu Agriculture, Yongcheng and Yuliang, all of which are located in Jinzhong, China, we are an emerging organic and non-organic agricultural products distributor in the Shanxi Province engaged in procuring, processing, marketing and distributing various grain and corn products. Our operations include (i) processing and distributing grain products including millet, green beans, soy beans, black rice, and whole wheat flour, and (ii) processing and distributing corn and corn byproducts by acquiring unprocessed corn and performing value-added processes such as cleaning, drying, and packaging.

VOTING SECURITIES

Our authorized capital stock consists of 85,000,000 shares: 75,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of which 9,999,999 shares are outstanding as of May 21, 2010, and 10,000,000 shares of the Company’s preferred stock, par value $0.001 per share, of which 3,000,000 shares are designated and authorized as Series A Preferred Shares and 2,455,864 shares of which are outstanding as of May 21, 2010. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Except with respect to transactions upon which the Series A Preferred Shares shall be entitled to vote separately as a class and as otherwise required by Nevada law, the Series A Preferred Shares are not entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, there were 9,999,999 shares of Common Stock issued and outstanding and 2,455,864 shares of Series A Preferred Shares issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our common stock as of May 21, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o Eco Building International Inc., Unit 106, Tern Centre, Tower II, 251 Queens’s Road, Central, Hong Kong, People’s Republic of China.  All share ownership figures include shares of our common stock issuable upon conversion or exercise of securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of May 21, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange (2)
Expert Venture Limited (Management) (3)(4)	-	-	6,238,205	50.08%

Sure Glory Holdings Limited	-	-	748,636	6.01%

Charming Action Management Limited	-	-	736,364	5.91%

Jianming Hao (3)	-	-	0	*

Wenjun Tian (4)	-	-	0	*

Christopher Kidney(5)	3,000,000	60.85%	-	-

All Directors, Executive Officers and Director Nominees before the Share Exchange, as a Group ( 1 person)	3,000,000	60.85%	-	-

_____________________

(1)	The numbers in this column are based on 4,930,000 shares outstanding prior to the cancellation of the 3,000,000 shares of Common Stock in the Share Exchange.

(2)
The numbers in this column are based on 12,455,863 shares of voting securities, including 9,999,999 shares of common stock outstanding immediately following the Share Exchange and the 2,455,864 shares of Series A Preferred Shares issued to investors in the financing transaction.

(3)
Pursuant to a share transfer agreement, Mr. Jianming Hao, our Chairman and Chief Executive Officer, will have an option, subject to certain performance targets, to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert Venture Limited, up to 101 shares of Expert Venture Limited.  Accordingly, upon exercise of such option, Mr. Hao will indirectly (through his ownership of Expert Venture Limited) own and control 630,059 shares.

(4)
Pursuant to a share transfer agreement, Mr. Wenjun Tian, our Executive Director, will have an option, subject to certain performance targets, to purchase from Mr. Yam Sheung Kwok, the current sole shareholder of Expert Venture Limited, up to 300 shares of Expert Venture Limited.  Accordingly, upon exercise of such option, Mr. Tian will indirectly (through his ownership of Expert Venture Limited) own and control 1,871,461 shares.

(5)	Christopher Kidney, our sole director and officer prior to the Share Exchange, cancelled all of his 3,000,000 shares at the closing of the Share Exchange.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Mr. Christopher Kidney, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Mr. Jianming Hao to serve as Chairman of the Board and Mr. Wenjun Tian to serve as the Executive Director, Mr. Kidney tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Hao to also serve as our Chief Executive Officer, with all such appointments to be effective immediately.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position with Eco Building
Christopher Kidney	27	Chairman of the Board of Directors

Christopher Kidney

Christopher Kidney was our President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors from our inception on December 23, 2008 to the date of the Share Exchange. Mr. Kidney's education and work background is in carpentry, home repair and design. Mr. Kidney attended the Cork Institute of Technology from 1998-2001 where he obtained his apprenticeship in Joint Carpentry. Since then, he has worked throughout Europe, North America and Australia. Since 2005 Christopher has been self employed as a carpenter. During this time he developed an interest in the growing market in green products and building supplies. Mr. Kidney has not been a member of the board of directors of any other corporations during the last five years. Mr. Kidney has no significant retail experience.

During the past five years, Mr. Kidney has not been the subject to any of the following events:

1.	Any bankruptcy petition filed by or against any business of which Mr. Kidney was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.
2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.
Any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Mr. Kidney's involvement in any type of business, securities or banking activities.

4.
Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities laws, and the judgment has not been reversed, suspended or vacated.

Directors and Director Appointees

Name	Age	Position
Jianming Hao Wenjun Tian	35 36	Chairman of the Board of Directors Executive Director

Mr. Jianming Hao, Chief Executive Officer and Chairman

Mr. Hao is the CEO and Chairman of the Company. Between December 2001 to May 2004, Mr. Hao served as the Finance Manager of China Merchants Dichain (Asia) Ltd., a Hong Kong listed company. Between May 2004 and November 2007, Mr. Hao served as a director and Vice President of Shenzhen Litong Investments Ltd. Mr. Hao is well experienced in corporate management.

Mr. Hao received a Master’s degree in Finance from Nankai University. He is also a certified public accountant in China.

Mr. Wenjun Tian, Executive Director

Mr. Tian is the Executive Director of the Company. Between September 2003 and December 2007, Mr. Tian served as the Chairman of Shanxi Dongsheng Auction Co., Ltd. Between January 2008 and November 2009, Mr. Tian served as the Chairman of Dongsheng International Investment Inc. He has been a director of Detian Yu Biotechnology (Beijing) Co. Limited since December 2009.

Mr. Tian is the holder of an undergraduate degree and has over 10 years experience in corporate management. Mr. Tian is particularly experienced in investment in agricultural enterprises.

During the past five years, neither Mr. Hao nor Mr. Tian has not been the subject to any of the following events:

1.	Any bankruptcy petition filed by or against any business of which Mr. Kidney was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.
2.	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3.
Any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Mr. Kidney's involvement in any type of business, securities or banking activities.

4.
Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated federal or state securities or commodities laws, and the judgment has not been reversed, suspended or vacated.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our Common Stock is quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “ECBI”. We have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During the fiscal year of 2009, the Board did not hold any board meeting since Mr. Christopher Kidney was our sole director prior to the Share Exchange.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Kidney resigned as our President and Chief Executive Officer and at such time our Board appointed Mr. Jianming Hao to serve as our Chairman and Chief Executive Officer.  Provided herein are brief descriptions of the business experience of each officers and officer nominees during the past five years.

Officers and Officer Appointees

Name	Age	Position
Jianming Hao	35	Chairman and Chief Executive Officer

Mr. Jianming Hao, Chief Executive Officer and Chairman

See his biography above.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Christopher Kidney, President and Chief Executive Officer (1)	2009	-	-	-	-	-
	2008	-	-	-	-	-
Jianming Hao, Chairman and Chief Executive Officer	2009	2,200	-	-	-	2,200

	2008	0	-	-	-	0

_____________________
(1)	Resignation effective on the Effective Date.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have not entered into employment agreements with each of the PRC Subsidiary’s employees, officers and directors.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Due from related parties

Total due from related parties amounted to $0 and $5,716,380 as of December 31, 2009 and 2008, respectively.

The balance of $5,716,380 mainly consisted of loans to the original shareholders of Beijing Detian Yu. Those loans were unsecured, bearing no interest, and no due date was specified.

Due to related parties

	As of December 31,
	2009	2008
Advances from -
Mr. Jianming Hao	$84,120	-
Mr. Junde Zhang	$61,530	$556,981
Mr. Yongqing Ren	-	$3,358,814
Total	$116,968	$3,915,795

Mr. Jianming Hao is the Chief Executive Officer and Chairman of the Board of the Company. Mr. Junde Zhang and Mr. Yongqing Ren are Vice Presidents of the Company. Those advances as of December 31, 2009 and 2008 were unsecured, bearing no interest, and no due date was specified.

Guarantees

As of December 31, 2009 and 2008, Yuliang provided guarantees on short-term loans obtained by Yongcheng.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Eco Building International, Inc.
c/o City Zone Holdings Limited
Unit 106, Tern Centre
Tower II, 251 Queen’s Road
Central, Hong Kong
People’s Republic of China
Attn: Jianming Hao
Telephone: +86-138-2882-4414
Facsimile: +852-2857-6826

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

·	Forward the communication to the Director or Directors to whom it is addressed;
·	Attempt to handle the inquiry directly; or

·	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Eco Building International, Inc.

	By:	/s/ Jianming Hao
Name: Jianming Hao
Title: Chief Executive Officer and Chairman of the Board of Directors

Dated: May 21, 2010